UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 4, 2022

EDOC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39689	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7612 Main Street Fishers

Suite 200

Victor, NY 14564

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (585) 678-1198

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $.0001 par value per share	ADOC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Class A Ordinary Share	ADOCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share	ADOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed, on February 2, 2022, Edoc Acquisition Corp., a Cayman Islands exempted corporation (together with its successors, “Edoc”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edoc Merger Sub Inc., a Nevada corporation and newly formed wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company, solely in the capacity as the representative from and after the effective time of the Merger (as defined below) (the “Effective Time") for the shareholders of Edoc, Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), and Allan Camaisa solely in his capacity as the representative from and after the Effective Time for Calidi's stockholders. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

On February 4, 2022, Calidi issued a press release (the “Press Release”) announcing the appointment of Alfonso “Chito” Zulueta” to its board of directors.

A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The Press Release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

Edoc intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement and a prospectus of Edoc, and certain related documents, in connection with a meeting of stockholders to approve the Business Combination and related matters. The definitive proxy statement and other relevant documents will be mailed to Edoc shareholders as of a record date to be established for voting on the Business Combination. Edoc securityholders and other interested persons are urged to read, when available, the Registration Statement, preliminary proxy statement/prospectus, and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available, because they contain important information about Edoc, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Edoc, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: Edoc Acquisition Corp., 7612 Main Street Fishers, Suite 200, Victor, NY 14564, Attention: Kevin Chen.

Forward-Looking Statements

This Current Report on Form 8-K  contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on the Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Edoc, Calidi, the combined company or others following the announcement of the Business Combination, the private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Edoc, the possibility that due diligence completed following execution of the principal definitive transactions will not be satisfactorily concluded, the inability to complete the PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of the COVID-19 pandemic on Calidi business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Edoc’s final prospectus dated November 12, 2020, risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to Edoc’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Edoc.

Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Neither Edoc nor Calidi is undertaking any obligation to provide any additional information or to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by law or applicable regulation. You should not take any statement regarding past trends, activities or performance as a representation that the trends, activities or performance will continue in the future. Accordingly, you should not put undue reliance on these statements.

  Solicitation Participants

Edoc and Calidi, and certain of their respective directors and officer, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Edoc’s shareholders in connection with the proposed Business Combination. Prospective investors and securityholders may obtain more detailed information regarding the names and interest in the proposed transaction of such individuals in Edoc’s filings with the SEC, and such information will also be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, Edoc or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits
99.1	Press Release of Calidi Biotherapeutics, Inc, dated February 4, 2022.
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 4, 2022

EDOC ACQUISITION CORP.

By:	/s/ Kevin Chen
	Name:	Kevin Chen
	Title:	Chief Executive Officer

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